Exhibit 99.7

This document is a free English translation of a Portuguese-language document. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail.

PROTOCOL AND JUSTIFICATION OF THE MERGER OF SHARES

OF JBS S.A. BY JBS PARTICIPAÇÕES SOCIETÁRIAS S.A.

The managers of the companies identified below, as well as the respective companies:

JBS S.A., a corporation (sociedade anômina) registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”) under category “A”, with shares listed on the Novo Mercado listing segment of the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão) (“B3”), enrolled with the Corporate Taxpayers’ Registry (Cadastro Nacional de Pessoas Jurídicas do Ministério da Fazenda) (“CNPJ/MF”) under No. 02.916.265/0001-60, with its headquarters located in the City of São Paulo, State of São Paulo, at Avenida Marginal Direita do Tietê, 500, Block I, 3rd floor, Vila Jaguara, 05118-100 (“JBS” or JBS S.A.”).

JBS PARTICIPAÇÕES SOCIETÁRIAS S.A., a corporation (sociedade anômina) not registered with the CVM, enrolled with the CNPJ/MF under No. 46.855.586/0001-77, with its headquarters located in the City of São Paulo, State of São Paulo, at Avenida Marginal Direita do Tietê, 500, Block II, underground floor, Suite 35, Vila Jaguara, 05118-100 (“JBS Participações” and, together with JBS, the “Companies”).

JBS B.V., a company organized under the laws of the Netherlands, and which will be converted, before completion of the Dual Listing (as defined below), into JBS N.V., enrolled with the CNPJ/MF under No. 491.158.150/001-05, with its headquarters located in the city of Amsterdam, in The Netherlands, at Stroombaan 16, 5th floor, and the sole relevant asset of which, on the date hereof, is the equity interest held in JBS Participações (“JBS N.V. 1”).

NOW, THE PARTIES RESOLVE TO execute, for the reasons and for the purposes detailed below, pursuant to articles 224 and 225 of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporation Law”) and pursuant to the provisions of the material facts disclosed on July 12, 2023, on September 4, 2023, on March 17, 2025 and on April 22, 2025, this protocol and justification instrument (“Protocol and Justification”), the subject matter of which is the proposed dual listing of JBS’s shares on stock exchanges on Brazil and on the United States of America, for the purposes of increasing its investment capacity to expand JBS S.A. and increasing the access of

1

JBS N.V. currently operates under the name JBS B.V. and will, prior to completion of the transaction, have its current corporate form of private limited liability company (Besloten Vennootschap - BV) converted into a public limited liability company under the Dutch law (Naamloze Venootschap - NV).

institutional and retail investors to shares representing the consolidated operations of JBS S.A.. JBS S.A. wishes to promote a simultaneous dual listing in Brazil and in the United States, having as vehicle JBS N.V., which will obtain registration as a foreign issuer with the CVM in order to have Brazilian Depositary Receipts - Level II BDRs (BDRs) admitted to trading on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), representing its Class A Shares (as defined below), and will be registered as a foreign private issuer with the U.S. Securities and Exchange Commission (“SEC”) in order to have its Class A Shares admitted for trading on the New York Stock Exchange (“NYSE”), resulting in the termination of trading in JBS S.A. common shares on the B3’s Novo Mercado listing segment (“Dual Listing”).

1. MAIN PURPOSES

The Dual Listing aims to create a structure that allows JBS S.A. to better reflect its global presence and international operations, as well as to implement its growth strategy, with the purpose of improving its rating indexes and maximizing value for its shareholders.

The main purposes of the Dual Listing are to:

(i)	Adapt JBS S.A.’s corporate structure to the global and diversified profile of JBS S.A.’s operations;

(ii)	Potentially unlock the value of JBS S.A.’s shares; and

(iii)	Expand investment capacity to strengthen conditions for growth and competition with global competitors.

The Dual Listing will enable the JBS group to:

(i)	Further strengthen its corporate governance;

(ii)	Increase its visibility among the global investor community, improving comparability with its main peers;

(iii)	Expand its access to a larger investor base;

(iv)

Increase its flexibility to use equity as a source of financing, paving the way for raising funds through the issuance of shares and, consequently, reduce the need to raise new debt to support growth; and

(v)	Reduce its cost of capital.

When completed, the transaction will not change in any material aspect the current operating and managerial structure of JBS S.A., in such way that operating assets, employees, financial flows, and logistic chains will remain where and how they currently stand.

2. DUAL LISTING DESCRIPTION

The Dual Listing will be carried out through the merger, by JBS Participações Societárias S.A. (“JBS Participações”), of all shares issued by JBS S.A. not held by JBS Participações on the date of its implementation (“Merger of Shares”), having as consideration the delivery to JBS S.A. shareholders (except JBS Participações), on the date of completion of the transaction, of 1 (one) mandatorily redeemable preferred share issued by JBS Participações (“Redeemable Share”) for every 2 (two) JBS S.A. shares, which will be immediately redeemed upon delivery of 01 (one) securities deposit certificate - Level II BDRs for each Redeemable Share, backed by 01 (one) Class A Shares issued by JBS N.V. (“BDRs”).

2.1. Dual Listing Stages

2.1.1. First Stage: As a first stage of the Dual Listing, JBS N.V. shall become, through a series of transactions (the “Controlling Shareholders Contributions”), the indirect controlling shareholder of JBS S.A. in two steps:

2.1.1.1. First step, concluded in December 2023:

2.1.1.1.1. J&F S.A. (formerly known as J&F Investimentos S.A.), a privately-held company organized under the laws of Brazil (“J&F”) subscribed all of its JBS S.A. common shares and paid part of these shares (369.918.510 shares), and Fundo de Investimento em Participações em Cadeias Produtivas Agroindustriais – FIP FIAGRO Formosa - Investimento no Exterior, an investment fund organized in Brazil indirectly held by J&F (“FIP Formosa” and, together with J&F, the “Controlling Shareholders”) subscribed and paid in all of its JBS S.A. shares (in the total amount of 180.010.329) to JBS Participações, in exchange of JBS Participações shares;

2.1.1.1.2. immediately thereafter, J&F and FIP Formosa contributed all of the received JBS Participações shares to J&F Investments Luxembourg S.à.r.l, a private limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg (“LuxCo”);

2.1.1.1.3. immediately thereafter, LuxCo contributed all of the received JBS Participações shares to JBS N.V.; and

2.1.1.2. Second step:

2.1.1.2.1. J&F will pay in the JBS S.A. common shares it subscribed on the step above (522,224,559 JBS S.A. shares) to JBS Participações in exchange for previously issued shares of JBS Participações;

2.1.1.2.2. immediately thereafter, J&F will contribute and transfer all such shares of JBS Participações to LuxCo; and

2.1.1.2.3. immediately thereafter, LuxCo will contribute and transfer all such shares of JBS Participações to JBS N.V.

2.1.1.3. As a result of the first step of the Controlling Shareholders Contributions, and on the date hereof, J&F and JBS Participações are the direct controlling shareholders of JBS S.A., J&F indirectly own 100% of the capital stock of JBS Participações and Messrs. Joesley Mendonça Batista and Wesley Mendonça Batista own 100% of the capital stock of J&F and equally share voting and investment powers and the right to receive the economic benefit of the shares held by J&F. If the Merger of Shares is not approved by the EGM, then the second step described above may not occur, and the first step may or may not be reversed, or, depending exclusively on how the ultimate controlling shareholders decide to maintain their ownership structure of JBS S.A.’s common shares, which decision will not affect JBS S.A. Following the completion of the second step of the Controlling Shareholders Contributions, and immediately before the second stage described below, it is expected that Luxco will hold 241.234.515 Class A Shares and 294.842.184 Class B Shares issued by JBS N.V. After the conclusion of the second step, JBS N.V. will indirectly (through JBS Participações), hold the common shares issued by JBS S.A. currently held directly by J&F. Thus, JBS N.V. will become the indirect controlling shareholder of JBS S.A.

2.1.1.4. This stages have been and will be subject to the same exchange ratio, of one Class A Share or one Class B Share of JBS N.V. for every two JBS S.A. common shares, that will be applied to JBS S.A.’s non-controlling shareholders pursuant to the Merger of Shares and Redemption (as defined below), which shall result each shareholder of JBS S.A. on the last trading day of its JBS S.A. shares on the B3 (“Last Trading Day”), and each holder of American Depositary Receipts2 (“ADR Holders” and “ADRs”, respectively) who surrenders their ADRs after the Redemption, receiving the same economic interest in the total capital of JBS N.V. as such JBS S.A. Shareholder or ADS Holders had in JBS S.A., except for the effect of the sale of any fractional JBS N.V. BDRs attributed to JBS S.A. shareholders resulting from the Merger of Shares and the Redemption and the issuance or transfer of Class A Common Shares to certain members of senior management as a performance bonus for the successful completion of the Dual Listing. However, since the capital structure of JBS N.V. will differ from that of JBS S.A., as a result of the different classes of shares of JBS N.V., the voting power of the Controlling Shareholders (indirectly, through LuxCo) may increase compared to non-controlling shareholders shareholders, due to the stages described above, depending on the number of Class A Shares converted into Class B Shares during the Class A Conversion Period (as defined below).

[2]	Each ADR represents two JBS S.A.’s common shares.

2.1.2. Second Stage: The second stage of the Dual Listing, subject to approval at an extraordinary general meeting of shareholders of JBS S.A. which will deliberate, among other topics, on the ratification of the hiring of an appraiser for the purpose of preparing an appraisal report following the provisions of article 252, §1 of the Corporations Law and on the Merger of Shares (“EGM” and “Appraisal Report,” respectively) and at a general shareholders’ meeting of JBS Participações, shall result in the receipt, by JBS S.A. shareholders on the Last Trading Day, and by the ADR Holders which surrender theirs ADRs after the Redemption (as defined below), of Class A Shares, which will be delivered, in the case of JBS S.A. Shareholders (as defined below), initially in the form of JBS N.V. BDRs, and the Cash Dividend (as defined below).

(a)

Merger of Shares. The merger, by JBS Participações, of all shares issued by JBS, at their book value, resulting in the issuance, in favor of JBS S.A. shareholders holding common shares issued on the Last Trading Day (except for JBS Participações) (“JBS S.A. Shareholders”), including the depositary bank of the ADRs, the Bank of New York Mellon (“ADRs Depositary Bank”), of one Redeemable Share for every two JBS S.A. common shares held, so that, after the implementation of the Dual Listing, JBS S.A. will become a wholly owned subsidiary of JBS Participações. The Redeemable Shares will be mandatorily redeemable and exchanged for BDRs.

(b)

Redemption. Immediately after the Merger of Shares, on the same date, all Redeemable Shares shall be redeemed (“Redemption”) upon delivery of BDRs to each of their holders, including the ADRs Depositary Bank, at a ratio of 1 (one) BDR for each Redeemable Share. The ADRs Depositary Bank will cause the BDRs that it receives pursuant to the Redemption to be immediately cancelled for delivery of the underlying Class A Shares, which it will deliver to JBS S.A. ADR Holders upon surrender by those holders of their ADRs and payment of certain fees and taxes to the ADRs Depositary Bank that JBS will pay on behalf of JBS S.A. ADS Holders. If any other holder of BDRs wishes to hold Class A Shares directly, the respective holder of BDRs must take the necessary steps to cancel their BDRs by providing instructions to the B3 through their respective custody agents.

(c)

Cash Dividend. Additionally, and subject to the approval of the Merger of Shares, the EGM shall resolve on the declaration of dividends, in favor of all holders of JBS S.A. shares on the EGM date, and all ADR Holders, on the cut-off date established by the ADR Depositary Bank, which can be date of the EGM or a later date, in the amount of R$1.00 (one real) per share, totaling R$2,218,116,370 (two billion, two hundred and eighteen million, one hundred and sixteen thousand, three hundred and seventy reais). If the Dual Listing is approved by the EGM, pursuant to this Management Proposal, the Cash Dividend shall be paid on a date to be disclosed in due course by the JBS S.A.’s management. The amounts related to the portion attributed to JBS Participações will be fully transferred to JBS S.A.’s controlling shareholders, including through JBS N.V. and LuxCo.

2.1.3. The capital structure of JBS N.V., after implementation of the Dual Listing, shall be composed of three (3) classes of shares, as below:

(a)	Class A Common Shares, which shall be traded on a stock exchange in the United States and shall grant the right to one vote per share at JBS N.V. shareholders’ meetings (“Class A Shares”);

(b)

Class B Common Shares, which shall not be admitted to trading on a stock exchange in the United States or in any other organized market, which shall grant ten votes per share at JBS N.V. shareholders’ meetings (“Class B Shares”) and shall be convertible into Class A Shares and Conversion Shares, at the rate of one Class B Share and one Conversion Share for each Class A Share. Class B Shares will be convertible into Class A Shares at any time, at the ratio of one Class A Shares to each converted Class B Share; and

(c)

Conversion Shares, which shall not be admitted to trading on a stock exchange in the United States or in any other organized market (“Conversion Shares”), the sole purpose of which is to facilitate, in accordance with the laws of the Netherlands, the conversion of Class B Shares into Class A Shares.

2.1.4. The Class A Shares and Class B Shares shall have the same economic rights.

2.1.5. The Conversion Shares are without voting or distribution rights and are necessary so that the conversion of Class B Shares into Class A Shares does not result in a capital reduction of JBS N.V., as these two classes of shares have different nominal values. Immediately after converting Class B Shares into Class A Shares, the corresponding Conversion Shares will be mandatorily acquired by JBS N.V., for no consideration.

2.1.6. Upon completion of the Dual Listing and for a limited period of time, commencing on the first trading day of the Class A Shares on the NYSE and ending on December 31, 2026 (“Class A Conversion Period”), shareholders that are entitled to receive one or more BDRs upon the opening of the first trading day of the BDRs on the B3 as a result of implementation of the Dual after having received the underlying Class A Shares (with the previous cancellation of their respective BDRs, if necessary), as well as ADR Holders with the right to receive the underlying Class A Shares due to the Dual

Listing (“Eligible Shareholders”), may request, the conversion of their respective Class A Shares into Class B Shares, at a ratio of one Class B Share for one Class A Share (“Class A Conversion”). Without prejudice to the Maximum Conversion Rate (as described below) and the limit imposed by the Minimum Free Float, (as described below), the maximum number of Class A Shares that an Eligible Shareholder may request to be converted into Class B Shares is equal, in the case of a former JBS S.A. shareholder, to the number of JBS N.V. BDRs to which the Eligible Shareholder is entitled at the opening of the first trading day of the BDRs on the B3 (not including any fractions of JBS N.V. BDRs received as part of the Dual Listing) and, in the case of a former ADR holder, to the number of Class A Shares to which the Eligible Shareholder is entitled to receive from the ADR Depositary Bank due to the Dual Listing (“Maximum Convertible Shares”).

2.1.7. Except with respect to conversion requests submitted during the Last Conversion Quarter (as defined below), the maximum number of Class A Shares held by an Eligible Shareholder that can be converted into Class B Shares shall be limited to 55% of such Eligible Shareholder’s Maximum Convertible Shares (“Maximum Conversion Rate”).

2.1.8. During the Class A Conversion Period, JBS N.V.’s Board of Directors shall decide on any conversion requests within 15 business days after the end of each fiscal quarter for any requests received from Eligible Shareholders during such quarter, provided such requests are deemed valid by the Board of Directors. With respect to the last quarter prior to the close of the Class A Conversion Period (i.e., the fourth quarter of 2026) (“Last Conversion Quarter”), the Maximum Conversion Rate shall not apply, but if the total number of Class A Shares in respect of which the Board of Directors of JBS N.V. has received one or more valid conversion requests during the Class A Conversion Period would cause the number of Class A Shares held by non-controlling shareholders (being, at the time of the Dual Listing, all shareholders of JBS N.V., except for LuxCo) divided by the total number of outstanding shares of JBS N.V. multiplied by 100%, on December 31, 2026, to be below 20% (“Minimum Free Float”), then the number of Class A Shares to which each such conversation request received during the Last Conversion Quarter pertains shall be reduced on a pro rata basis so that the aggregate number of Class A Shares converted into Class B Shares does not result in violation of the Minimum Free Float. The Maximum Conversion Rate and Minimum Free Float are intended to maintain a minimum number of outstanding Class A Shares in order to improve the liquidity of the Class A Shares that shall be traded on the NYSE.

2.1.9. During the Class A Conversion Period, the current ultimate controlling shareholders (through LuxCo) may request the conversion of all or a portion of the Class A Shares held by LuxCo at the opening of the first trading day of the BDRs on the B3 into Class B Shares, at the same ratio of one Class B Share for each Class A Share held. The Maximum Conversion Rate and Minimum Free Float will not be applicable to conversion requests made by LuxCo, which will be entitled, at any time during the Class A

Conversion Period, to request the conversion of all or a portion of its Class A Shares held by it into Class B Shares, since the Class A Shares owned by LuxCo will be subject to transfer restrictions and may be excluded from the calculation of “publicly-held shares” under NYSE’s listing requirements for so long as LuxCo is considered an “affiliate” of JBS N.V., as that term is generally interpreted for U.S. federal securities laws purposes. After the end of the Class A Conversion Period, any and all Class A Shares not converted into Class B Shares by the Eligible Shareholders and/or LuxCo during the Class A Conversion Period will be retained as such by such Eligible Shareholder and/or by LuxCo, as the case may be. After the end of each quarter, JBS N.V. shall disclose to the market the number of Class A Shares that have been converted into Class B Shares, in accordance with the procedures described above. After the Class A Conversion Period, the Class A Shares will no longer be convertible into Class B Shares. However, the Class B Shares may be converted into Class A Shares at any time.

2.1.10. Holders of American Depositary Receipts of JBS S.A. currently traded in the American over-the-counter market under the symbol “JBSAY” will receive communication from the ADR Depositary Bank, containing instructions for exercising the voting right at the EGM. Upon the completion of the Dual Listing, the depositary bank will receive the BDRs of JBS N.V. related to the shares of JBS S.A. underlying the ADRs in its custody, will promote the cancellation of all BDRs, will receive the corresponding Class A Shares, and will deliver them directly to the then holders of the ADRs of JBS S.A. in their respective accounts with brokers in the United States.

2.1.11. The cutoff date on which a holder of ADRs must hold ADRs in order to provide instructions to the Depositary Bank of the ADRs for exercising voting rights at the EGM will be announced in due course by the ADR Depositary Bank (“ADRs Voting Record Date”). Anyone who becomes a holder of ADRs after the ADRs Voting Record Date, which will be prior to the EGM, will not have the right to provide instructions for exercising voting rights at the EGM.

2.2. Level II BDR Program

2.2.1. In order to allow the delivery of JBS N.V.’s BDRs after completion of the Dual Listing, JBS N.V. has requested, on December 27, 2024, its registration as a foreign issuer in Brazil and registration of the “Sponsored Level II BDR Program” (“BDR Program”) with the CVM and the B3.

2.2.2. After the date of the Merger of Shares and Redemption, (i) holders of Class A Shares may deposit their Class A Shares with the depositary bank of the BDR Program of JBS N.V., and receive BDRs, and (ii) BDR holders may cancel their BDRs and receive the underlying Class A Shares. Consequently, in connection with the listing of JBS N.V.’s BDRs, JBS N.V. will require the classification of its BDRs as Level II under the Brazilian regulation and it will be required to obtain its registration as a foreign issuer before CVM, and consequently, comply with certain disclosure requirements set forth in the Brazilian regulations, including the annual filing of a reference form (Formulário de Referência), a document which contains financial, legal and operation information about the company, providing quarterly financial information and other periodic filings disclosing material events.

2.2.3. JBS N.V. obtained, on April 22, 2025, a declaration of effectiveness from the SEC of its registration statement in connection with the shares of JBS N.V. to be issued under the Dual Listing with the SEC and the Class A Shares are in the process of being approved for listing on the NYSE.

2.2.4. JBS S.A. shareholders that wish to directly hold Class A Shares, after receiving the BDRs backed by Class A Shares, may cancel them, in order to receive Class A Shares, upon instructions given to the B3 through their respective custody agents, pursuant to the B3 regulations. To receive Class A Shares it will be necessary to open an account with a qualified broker in the United States.

2.2.5. JBS S.A. shareholders may trade in their shares issued by JBS S.A. until effective implementation of the Dual Listing, when the BDRs shall be delivered. The date of implementation of the Dual Listing shall be informed to the market in due course.

Treatment of fractional BDRs.

2.2.6. After the date of conclusion of the Dual Listing, any fractional BDRs of JBS N.V. attributed to JBS S.A. shareholders resulting from the Merger of Shares and the Redemption, will be grouped into whole numbers and sold on the open market managed by B3, as applicable. The net proceeds from the sale of fractional BDRs will be distributed on a pro rata basis to former JBS S.A. shareholders who contributed their JBS S.A. common shares to JBS Participações in the Merger of Shares and would have been entitled to receive fractional BDRs by virtue of contributing an odd number of JBS S.A. common shares. Excluding the Cash Dividend, no additional consideration in cash or in kind will be paid to JBS S.A. shareholders or ADR Holders in connection to the Dual Listing. Considering that each ADR represents two JBS S.A. common shares, which is the same exchange ratio used in the Dual Listing, no fractional BDRs will be attributed to the ADRs Depositary Bank on behalf of the ADRs Holders.

3. CONDITIONS FOR COMPLETING THE DUAL LISTING

3.1. In addition to the necessary corporate approvals, including approval of the Dual Listing at the EGM, the conclusion of the Dual Listing is subject to the following relevant conditions, prior to completion of the Dual Listing, arranged in chronological order (“Conditions Precedent”):

(a)	approval of the Class A Shares for listing on the NYSE; and

(b)	approval of the Sponsored Level II BDR Program by the CVM and admission for listing of the BDRs by B3 (and, as a condition for such approvals, registration of JBS N.V. as a foreign issuer by the CVM).

3.2. Such Conditions Precedent cannot be waived.

3.3. If the Conditions Precedent are not satisfied, the Dual Listing shall not be carried out, and the resolutions passed and/or acts carried out within the scope of the Dual Listing shall be null and void, and JBS S.A., JBS Participações, and JBS N.V. shall maintain the status quo ante.

4. EXCHANGE RATIOS, APPRAISERS, AND APPRAISAL REPORTS

4.1. Exchange Ratios

4.1.1. Upon completion of the Dual Listing, each holder of JBS S.A. and holders of ADRs on the Last Trading Day shall maintain the same economic interest in the total capital of JBS N.V. that it held in the total capital of JBS S.A. on such date, except for the effects of sales of fractions of BDRs resulting from the Merger of Shares and the Redemption and the issuance and/or transfer of Class A Shares to certain members of senior management, by way of performance bonuses, for the successful completion of the Dual Listing.

4.1.2. As a result of the Merger of Shares, Redeemable Preferred Shares issued by JBS Participações, all registered and with no par value, shall be issued in favor of JBS S.A. shareholders, substituting the common shares issued by JBS S.A. held by them.

4.1.3. Every 2 (two) common shares issued by JBS shall correspond to 1 (one) Redeemable Preferred Share issued by JBS Participações (“Exchange Ratio - Merger of Shares”).

4.1.4. Each 1 (one) Redeemable Preferred Share issued by JBS Participações, in turn, shall be redeemed upon delivery of 1 (one) BDR (“Exchange Ratio - Redemption”).

4.1.5. Each 1 (one) BDR, in turn, will correspond to 1 (one) Class A Share.

4.1.6. Considering that JBS Participações is a holding company whose only asset, at the time of implementation of the Merger of Shares, will be the 48.34% stake in the capital stock and voting capital of JBS S.A. currently held by its Controlling Shareholders, and that does not or will not have any relevant liabilities, JBS requested the CVM to waive the preparation of the report for the purpose of the article 264 of the Corporation Law and article 8, item II, of CVM Resolution 78 to calculate, for comparative purposes, the Exchange Ratio, evaluating the two assets according to the same criteria on the Base Date (“264 Report”).

4.1.7. Such request was based on the latent mismatch between the burden of preparing the Report 264 and the benefits arising from its preparation, to the extent that the only asset of JBS Participações will be the stake in the company whose shares will be incorporated (JBS S.A.), so that, if the assets of the two involved companies were evaluated at market prices, the assessment would be made on the same object, given the absence of relevant assets and liabilities in JBS Participações. Additionally, said assessment, even if carried out, would not be able to reveal a share exchange ratio different from that already proposed to the shareholders, since (i) the object of the assessment would be the equity of JBS S.A. itself, which is reflected in JBS Participações through the equity method, and (ii) the exchange ratio for the controlling shareholders within the scope of the Dual Listing is the same as that proposed for the non-controlling shareholders, so that the entire operation will not result in any dilution for them.

4.1.8. In analyzing the request made by JBS S.A., the CVM Board decided, on August 22, 2023, in accordance with the conclusions of the technical area’s opinion of the agency, that there was no interest to be protected by the CVM to justify the requirement for the preparation of Report 264. For this reason, based on the arguments mentioned above, the Management decided not to prepare Report 264 for the purposes of the Dual Listing.

4.2. Appraisers and Appraisal Reports

4.2.1. All voting members of the Board of Directors approved, unanimously and without any restrictions, the engagement of KPMG AUDITORES INDEPENDENTES, a limited liability company with principal place of business at Rua Verbo Divino, No. 1400, 1st to 8th floors, Chácara Santo Antônio, in the City and State of São Paulo, enrolled with the CNPJ/MF under No. 57.755.217/0001-29, registered with the Regional Accounting Council of São Paulo (Conselho Regional de Contabilidade de São Paulo) under No. 2SP-014428/O-6 (“KPMG” or “Appraiser”), for preparation of the appraisal report of the value of the shares issued by JBS S.A. to be merged into JBS Participações, within the scope of the Merger of Shares, based on the book value of the shares issued by JBS, on December 31, 2024 (“Base Date”), for purposes of verifying the capital increase of JBS Participações, as provided for in article 252 of the Brazilian Corporation Law (“Appraisal Report”).

4.2.2. The Appraisal Report assessed the amount of R$44,780,867,425.93, corresponding to the book value of shareholders’ equity per common share of JBS S.A. on the Base Date.

4.2.3. The appointment of the Appraiser, as well as the Appraisal Report, will be submitted for ratification at the EGM, subject to the quorums for resolution described in item 5.2 below, and which shall be included in the manual for participation in the EGM to be disclosed by JBS S.A. The Appraiser is considered an independent expert for the purpose of issuing the Appraisal Report within the scope of the Dual Listing.

4.2.4. The Appraiser was selected for the work considering, among others, its broad and well-known experience in the preparation of reports and appraisals of this nature. The Appraiser expressly represented: (a) that there is no current or potential conflict or communion of interests with the Companies’ shareholders, or even with regard to the Merger of Shares; and (b) that neither the shareholders nor the managers of the Companies directed, limited, hindered, or performed any acts that have or may have compromised access, use, or knowledge of information, assets, documents, or work methodologies relevant to the quality of their conclusions.

4.2.5. JBS S.A. shall bear all costs related to appointment of the Appraiser to prepare the Appraisal Report.

4.3. Capital Increase of JBS Participações

4.3.1. The Merger of Shares shall result in an increase in the shareholders’ equity of JBS Participações in the amount of R$23,135,493,077.91, upon issuance of 572,981,486 Redeemable Preferred Shares, equivalent to the book value of the shares to be merged, pursuant to the Report - Merger of Shares, of which: (i) up to R$1,00 shall be used to increase the capital stock; and (ii) the remainder shall be used to form a capital reserve.

4.3.2. Between the date of this instrument and the effective date of the Merger of Shares, the capital stock of JBS Participações shall be increased to reflect the contribution by JBS N.V., to JBS Participações, of the shares of JBS S.A. currently held by the Controlling Shareholders, as a result of completion of the first stage of the Dual Listing.

4.3.3. Equity variations subsequent to the Base Date shall be determined and reflected in the companies in which they occur.

5. CORPORATE APPROVALS

5.1. Completion of the Dual Listing, including the Merger of Shares, shall be conditional upon the completion of:

(a)

an EGM, to resolve on the following items on the agenda (herein briefly described): (i) ratification of the hiring of the Appraiser to prepare the Appraisal Report; (ii) approval of the Appraisal Report; (iii) approval of this Protocol and Justification; (iv) approval of the Merger of Shares, in the context of the Dual Listing; (v) approval of the Merger of Shares, in the context of the Dual Listing; (v) approval of the non-listing, due to a legal impediment, of JBS N.V. in the “Novo Mercado” segment, pursuant to the sole paragraph of article 46 of the B3 Novo Mercado Regulations, as a result of which JBS S.A. will cease its shares traded on B3; (vi) authorization for JBS S.A.’s managers to take all necessary measures resulting from the approval of the Dual Listing, including, without limitation, the implementation of the Merger of Shares and the resulting subscription of new shares to be issued by JBS Participações as a result of the Merger of Shares, on behalf of the shareholders of JBS S.A.; and (vii) approval of the declaration of the Cash Dividend; and

(b)

General Shareholders’ Meeting of JBS Participações to resolve on the following items (herein summarized described): (i) capital increase of JBS Participações upon contribution, by JBS N.V., of the shares issued by JBS S.A. currently held by J&F; (ii) ratification of the execution hereof; and (iii) resolve on approval of the Merger of Shares in the context of the Dual Listing, the increase in the capital stock of JBS Participações due to the Merger of Shares, the creation of Redeemable Shares, the issuance of Redeemable Shares, and the Redemption.

5.2. The matters for which the EGM shall be called upon to resolve shall be deliberated if following installation quorums are met and shall be passed if the following minimum approval requirements are met:

(a) on first call:

NO.	AGENDA	QUORUM TO OPEN THE MEETING	QUORUM TO PASS RESOLUTIONS
(i)	Ratification of the hiring of the Appraiser to prepare the Appraisal Report	1/4 of the capital stock of JBS S.A.	A majority of the capital stock, in accordance with article 252 of the Corporation Law

(ii)	Approval of the Appraisal Report	1/4 of the capital stock of JBS S.A.	A majority of the capital stock, in accordance with article 252 of the Corporation Law

(iii)	Approval of the Protocol and Justification	1/4 of the capital stock of JBS S.A.	A majority of the capital stock, in accordance with article 252 of the Corporation Law

(iv)	Approval of the Merger of Shares in the context of the Dual Listing	1/4 of the capital stock of JBS S.A.	A majority of the capital stock, in accordance with article 252 of the Corporation Law

NO.	AGENDA	QUORUM TO OPEN THE MEETING	QUORUM TO PASS RESOLUTIONS

(v)	Approval of the non-listing of JBS N.V. in the B3 “Novo Mercado” segment, pursuant to article 46, sole paragraph of the Novo Mercado Regulations, as a result of which JBS S.A. will cease to have its shares traded on B3	1/4 of the capital stock of JBS S.A.	A majority of the Free Float present at the EGM

(vi)	Authorization for the managers to take all necessary measures resulting from the approval of the Dual Listing, including, without limitation, the implementation of the Merger of Shares and the resulting subscription of new shares to be issued by JBS Participações as a result of the Merger of Shares, on behalf of the shareholders of JBS S.A.	1/4 of the capital stock of JBS S.A.	A majority of the capital stock, in accordance with article 252 of the Corporation Law

(vii)	Approval of the declaration of the Cash Dividend	1/4 of the capital stock of JBS S.A.	A majority of the capital stock present at the EGM

(b) on second call:

NO.	AGENDA	QUORUM TO OPEN THE MEETING	QUORUM TO PASS RESOLUTIONS
(i)	Ratification of the hiring of the Appraiser to prepare the Appraisal Report	Any number of shareholders	A majority of the capital stock, in accordance with article 252 of the Corporation Law

(ii)	Approval of the Appraisal Report	Any number of shareholders	A majority of the capital stock, in accordance with article 252 of the Corporation Law

(iii)	Approval of the Protocol and Justification	Any number of shareholders	A majority of the capital stock, in accordance with article 252 of the Corporation Law

(iv)	Approval of the Merger of Shares in the context of the Dual Listing	Any number of shareholders	A majority of the capital stock, in accordance with article 252 of the Corporation Law

(v)	Approval of the non-listing of JBS N.V. in the B3 “Novo Mercado” segment, pursuant to article 46, sole paragraph of the Novo Mercado Regulations, as a result of which JBS will cease to have its shares traded on B3	Any number of shareholders	A majority of the Free Float present at the EGM

(vi)	Authorization for the managers to take all necessary measures resulting from the approval of the Dual Listing, including, without limitation, the implementation of the Merger of Shares and the resulting subscription of new shares to be issued by JBS Participações as a result of the Merger of Shares, on behalf of the shareholders of JBS S.A..	Any number of shareholders	A majority of the capital stock present at the EGM

(vii)	Approval of the declaration of the Cash Dividend	Any number of shareholders	A majority of the capital stock present at the EGM

5.3. For purposes of the tables above, “Free Float” means common shares issued by JBS S.A., with the exception of those: (i) belonging to the Controlling Shareholders; (ii) belonging to persons related to the Controlling Shareholders; (iii) belonging to JBS S.A. managers; and (iv) held in treasury.

5.4. The approval of the non-listing of JBS N.V. in the Novo Mercado segment, under article 46, sole paragraph, of the Novo Mercado Regulation requires approval by a majority (50% plus one share) of the Free Float of JBS S.A. present at the EGM.

5.5. Since (i) the non-listing of JBS N.V. in the Novo Mercado segment of B3 must be approved by the majority of the Free Float present, (ii) the legal or regulatory quorum for the approval of the different matters to be considered by the EGM of JBS S.A. varies, and (iii) all matters subject to voting at the EGM of JBS S.A. are interdependent and interconnected - so that if one matter is not approved, the others will also be rejected - then the approval of all matters being voted on at the EGM of JBS S.A. will also require the affirmative vote of the majority of the Free Float present.

5.6. The Controlling Shareholders will be counted for quorum purposes, but will only support the vote in favor of these matters if at least the majority (50% plus 1 share) of the Free Float present at the EGM of JBS S.A. also vote in favor of these matters and only if the votes of the Controlling Shareholders are necessary to reach the legal quorum. Otherwise, the Controlling Shareholders will abstain from voting.

5.7. Furthermore, shareholders J&F and BNDES PARTICIPAÇÕES S.A. – BNDESPar (“BNDESPar”) informed JBS S.A. that, on March 14th, 2025, J&F and BNDESPar entered into an agreement (“Agreement”) by which they have stipulated, in favor of BNDESPar, a structure for eventual remuneration to partially protect BNDESPar in the event of non-fulfillment of certain expected appreciation of JBS S.A.’s share prices following the Dual Listing and until December 31, 2026 (“Potential Remuneration”).

5.8. According to the information provided to JBS, the Agreement was reached due to the fact that BNDESPar is the largest minority shareholder of JBS, holding 20.8% of its total share capital, a position that grants it differentiated representation in the JBS S.A.’s governance. The Agreement is valid if the Dual Listing is implemented until December 31, 2026, and the Eventual Remuneration is limited to R$ 500 million.

5.9. The shareholders J&F and BNDESPar further informed that, due to the execution of the Agreement and the stipulation of the Eventual Remuneration, BNDESPar will abstain from exercising its voting rights at the EGM. Therefore, it will not be included in the calculation of the Free Float present at the EGM, thus leaving to the other private minority shareholders of the JBS S.A. the decision on the approval or not of the Dual Listing.

6. RIGHT OF DISSENT AND APPRAISAL

6.1. Pursuant to article 252, paragraph 2, coupled with article 137, II of the Brazilian Corporation Law, the Merger of Shares shall not grant JBS S.A. shareholders the right of dissent and appraisal, since JBS S.A.’ shares have liquidity and dispersion.

7. SUBMISSION OF DUAL LISTING TO BRAZILIAN OR FOREIGN AUTHORITIES

7.1. The approval of the transfer of the JBS S.A.’s common shares held by J&F and FIP Formosa in the context of the Dual Listing by the Foreign Investment Review Board in Australia was obtained on March 29, 2023.

7.2. Considering that this is a transaction between companies of the same group, there is no need to submit the Dual Listing for approval of any Brazilian or foreign antitrust authorities.

7.3. Completion of the Dual Listing is subject to compliance with the Conditions Precedent.

8. GENERAL PROVISIONS

8.1. Except as otherwise provided for in this Protocol and Justification, the costs and expenses incurred with the Dual Listing shall be borne by JBS, including expenses related to the fees of its respective advisors, auditors, appraisers, and counsel.

8.2. This Protocol and Justification may only be amended by means of a written instrument signed by the Parties.

8.3. Any declaration by any court of nullity or ineffectiveness of any of the covenants contained in this Protocol and Justification shall not adversely affect the validity and effectiveness of the others, which shall be fully complied with, obliging the Companies to use their best efforts in order to validly agree to obtain the same effects as the covenant that has been annulled or become ineffective.

8.4. Failure to exercise or late exercise, by any of the Companies, of any of its rights in this Protocol and Justification shall not be deemed a waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall be effective only if specifically granted and in writing.

8.5. This Protocol and Justification is irrevocable and irreversible, and the obligations assumed by the Companies are also binding upon their successors on any account.

8.6. The assignment of any of the rights and obligations agreed upon in this Protocol and Justification without the prior and express written consent of the Companies is prohibited.

8.7. The Parties and the two witnesses execute this Protocol and Justification electronically, and the Parties expressly represent and agree, for purposes of article 10, paragraph 2 of Provisional Measure No. 2,200-2 of August 24, 2001, that their signatures by such means are binding, effective, and grant authenticity, integrity, and legal validity to the document now signed, making this Protocol and Justification an instrument enforceable out of court for all legal purposes.

9. APPLICABLE LAW AND DISPUTE RESOLUTION

9.1. This Protocol and Justification shall be governed and construed in accordance with the laws of Brazil.

9.2. Any and all disputes that may arise between the Parties as a result of or in relation to this Protocol and Justification shall be finally resolved by arbitration, administered by the Market Arbitration Chamber established by the B3 (“Market Arbitration Chamber”), in accordance with the Arbitration Regulations of said institution in effect at the time of institution of the arbitration. In the event that the Arbitration Regulations of the Market Arbitration Chamber is silent in any respect, the Parties hereby agree to supplementally apply the provisions set forth in Law No. 9,307/1996.

9.3. The Arbitration Court shall consist of three (3) arbitrators (“Arbitration Court”), to be appointed in accordance with the Arbitration Rules of the Market Arbitration Chamber. None of the arbitrators to be appointed shall need to be part of the body of arbitrators of the Market Arbitration Chamber, as permitted by Law No. 9.307/1996.

9.4. The seat of the arbitration shall be in the City of São Paulo, State of São Paulo, Brazil, where the arbitral award shall be rendered. The language of the arbitration shall be Portuguese.

9.5. The arbitrators shall decide based on the applicable Brazilian law, and judgment in equity shall be prohibited.

9.6. The arbitration proceedings and any document and information disclosed within the scope of the arbitration shall be confidential.

9.7. The arbitral award shall be final and binding on the Parties and their successors, and the Parties waive any right of appeal. Each Party has the right to resort to the Judiciary to (i) impose the institution of arbitration; (ii) obtain injunctions for the protection or conservation of rights, prior to institution of the arbitration, if necessary, including to execute any measure that entails specific performance under the terms of paragraph 3 of article 118 of the Brazilian Corporation Law, and any action shall not be considered as a waiver of arbitration as the only means of resolving disputes chosen by the Parties;

(iii) to enforce any decision of the Arbitral Court, including the arbitral award; (iv) the judicial measures provided for in Law No. 9.307/1996, including any action to seek annulment of the arbitral award when permitted by law; or (v) execution of this Protocol and Justification as an instrument enforceable out of court. In the case of injunctions or specific performance measures submitted to the Judiciary for analysis in the cases provided for herein, the Arbitral Court, when instituted, shall analyze them, being free to uphold or modify the decision rendered by the Judiciary. For all legal measures provided for herein, the Parties choose the Judicial District of the City of São Paulo, State of São Paulo, with the exception of any other, however privileged it may be, except for the measures provided for in item (iii) above, which may be filed in any court of competent jurisdiction.

9.8. Payment of arbitration costs shall be made in accordance with the Arbitration Regulation of the Market Arbitration Chamber, and the responsibility for the costs, including administration fees, arbitrators’, experts’, and technical assistants’ fees, as well as contractual attorneys’ fees, shall be defined by the Arbitral Court in the arbitral award.

9.9. The Parties hereby declare to be bound by this arbitration clause and agree to participate in any arbitration that may be filed in relation hereto, as well as to comply with the arbitral award.

IN WITNESS WHEREOF, the managers of the Companies sign this Protocol and Justification, jointly with the witnesses below.

São Paulo, April 22, 2025.

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[Signature page of the Protocol and Justification of the Merger of Shares of JBS S.A. by

JBS Participações Societárias S.A. entered into on April 22, 2025]

JBS S.A.

/s/ Jeremiah Alphonsus O’Callaghan	/s/ Guilherme Perboyre Cavalcanti
By: Jeremiah Alphonsus O’Callaghan Title: Officer and Chairman of the Board of Directors	By: Guilherme Perboyre Cavalcanti Title: Global CFO and Investor Relations Officer

JBS Participações Societárias S.A.

/s/ Aguinaldo Gomes Ramos Filho	/s/ André Alcantara Ocampos
By: Aguinaldo Gomes Ramos Filho Title: Officer	By: André Alcantara Ocampos Title: Officer

JBS B.V.

/s/ Aguinaldo Gomes Ramos Filho	/s/ André Alcantara Ocampos
By: Aguinaldo Gomes Ramos Filho Title: Category A Director	By: André Alcantara Ocampos Title: Category B Director

Witnesses:

/s/ Elane Cavalcante Sá	/s/ Bianca Cavalcante Baratella
Name: Elane Cavalcante Sá Identity Card (RG): Taxpayer Card (CPF):	Name: Bianca Cavalcante Baratella Identity Card (RG): Taxpayer Card (CPF):